SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: October 2008	Commission File Number: 1-9059
BARRICK GOLD CORPORATION
(Name of Registrant)
Brookfield Place, TD Canada Trust Tower
Suite 3700
161 Bay Street, P.O. Box 212
Toronto, Ontario
Canada M5J 2S1
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INCORPORATION BY REFERENCE
The comparative unaudited interim consolidated financial statements of the Registrant and the notes thereto for the three and nine months ended September 30, 2008 prepared in accordance with U.S. generally accepted accounting principles, together with management’s discussion and analysis for the three and nine months ended September 30, 2008, (contained on pages 7 to 60 of Exhibit 99.1 of this Form 6-K Commission File No. 1-9059) furnished to the Commission October 31, 2008, are incorporated by reference into the Registration Statement on Form F-9 and Form F-3 of the Registrant, Barrick North America Finance LLC and Barrick Gold Financeco LLC (File Nos. 333-151327, 333-151327-02 and 333-151327-01).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRICK GOLD CORPORATION
Date: October 31, 2008	By:	/s/ Sybil E. Veenman
		Name:	Sybil E. Veenman
		Title:	Senior Vice President, Assistant General Counsel and Secretary

EXHIBIT

Exhibit	Description of Exhibit

99.1	Barrick Gold Corporation Third Quarter Report for 2008, including the Comparative Unaudited Financial Statements prepared in accordance with U.S. generally accepted accounting principles (“US GAAP”) and the notes thereto for the three and nine months ended September 30, 2008 and Management’s Discussion and Analysis (US GAAP) for the same period.